UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Q3 2026 Earnings Results

I. Performance in Q3 2026 – IFRS Consolidated Financial Data

Item				(Unit : KRW M)
	Q3 26	Q2 26	Q3 25	QoQ	YoY
A. Financial Performance
Revenues	6,277,035	5,612,063	6,956,978	12%	-10%
Operating Income	250,568	-107,728	431,037	Turned to profit	-42%
Income before Tax	737,195	-459,142	29,881	Turned to profit	2367%
Net Income	755,635	-418,831	1,247	Turned to profit	60496%

II. IR Event of Q3 2026 Earnings Results

1. Provider of Information: IR Team

2. Participants: Domestic and International Institutional investors, Individuals,

Analysts, Media, etc.

3. Purpose: To present Q3’26 Earnings Results of LG Display

4. Date & Time: 2:00 PM on October 22, 2026 (KST)

5. Venue & Method: Earnings release conference call in Korean/English

- Please refer to the website of LG Display Co., Ltd. at

www.lgdisplay.com/eng

6. Contact Information

1) Main Contact for Disclosure-related Matters:

Seunghyun Pyun, IR Manager, IR Team (82-2-3777-1010)

2)
Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.
Please note that the presentation material for Earnings Results is accessible on the website of
LG Display Co., Ltd. at www.lgdisplay.com/eng
ii.
Please note that the financial data included are prepared on a consolidated IFRS basis.
iii.
Financial data for Q3’26 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG Display Reports Third Quarter 2026 Results

SEOUL, Korea (Oct. 22, 2026) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending September 30, 2026.

1.
Revenues in the third quarter of 2026 increased by 12% to KRW 6,277billion from KRW 5,612billion in the second quarter of 2026 and decreased by 10% from KRW 6,957billion in the third quarter of 2025.
2.
Operating profit in the third quarter of 2026 was KRW 250.6 billion compared with the operating loss of KRW 107.7 billion in the second quarter of 2026 and with the operating profit of KRW 431 billion in the third quarter of 2025.
3.
EBITDA in the third quarter of 2026 was KRW 1,214 billion, compared with EBITDA of KRW 872 billion in the second quarter of 2026 and KRW 1,424 billion in the third quarter of 2025.
4.
Net profit in the third quarter of 2026 was KRW 756 billion, compared with the net loss of KRW 419 billion in the second quarter of 2026 and with the net profit of KRW 1.3 billion in the third quarter of 2025.

LG Display recorded KRW 6.28 trillion in revenues and KRW 250.6 billion in operating profit in the third quarter of 2026.

Revenues increased by 12% quarter-on-quarter, driven by higher shipments of large-sized and mobile OLED products during the peak season. Revenues decreased by 10% year-on-year, reflecting lower shipments of mid-sized LCD products as part of the company's profitability-focused product portfolio strategy.

Operating profit improved quarter-on-quarter despite external factors such as a decline in the KRW/USD exchange rate and rising semiconductor costs, driven by continued efforts to increase the proportion of high value-added OLED products and enhance operational efficiency.

Net profit improved by more than KRW 1 trillion to KRW 755.6 billion, partly due to improved financial gains and losses resulting from exchange-rate fluctuations. EBITDA reached KRW 1,214 billion, representing an EBITDA margin of 19.3%.

LG Display will continue advancing its OLED-centered business portfolio while further strengthening its stable and sustainable profit structure through differentiated technology leadership and technology-driven cost innovation.

In its small- and mid-sized business, the company will strengthen the competitiveness of high-end products by leveraging its differentiated technology leadership and stable development and production capabilities. In the mobile sector, it will solidify its market position through technological competitiveness and reliable supply. In the IT sector, it will focus on improving profitability by emphasizing high value-added products and enhancing cost competitiveness.

In its large-sized business, LG Display aims to lead the premium market by leveraging its proprietary OLED technologies and product competitiveness. For OLED TV panels, the company will strengthen its premium product lineup while meeting diverse customer needs with competitively priced products. Regarding OLED monitor panels, it will expand its market presence by strengthening its Gaming OLED product lineup featuring proprietary technologies.

Meanwhile, LG Display is focusing on developing best-in-class technologies that competitors cannot easily replicate to secure future growth drivers. The company continues to pursue technology innovation, including its recent development of FLiPP, a next-generation OLED patterning technology. Going forward, it will further enhance its technological competitiveness through proprietary technologies and accumulated expertise, with a focus on translating these advances into tangible business results.

“Despite continued uncertainty in the external business environment, including exchange-rate and component-price fluctuations, we focused on strengthening our business competitiveness and improving operational efficiency in the third quarter,” said Sung-hyun Kim, CFO of LG Display. “We will continue to secure differentiated technological advantages and advance cost innovation to enhance our ability to respond to changes in the external environment and further strengthen our foundation for stable profitability.”

# # #

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on October 22, 2026, starting at 2:00 PM Korea Standard Time (KST) to announce the third quarter of 2026 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2026Q3 eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, automobiles, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 53,000 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Brian Heo, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Joo Yeon Jennifer Ha, Team Leader, Communication Team

Email: hjy05@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: October 22, 2026 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President, Finance &

Risk Management Division